EXHIBIT 12.1

ALEXANDRIA REAL ESTATE EQUITIES, INC.

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO COMBINED FIXED
CHARGES AND PREFERRED STOCK DIVIDENDS
(in thousands, except ratios)

                                         Nine Months         Year Ended December 31, (a)
                                            Ended    -----------------------------------------
                                           9/30/05     2004        2003     2002 (b)    2001
                                         ----------- ---------  ---------  --------- ---------
Income from continuing operations
  before minority interest..............    $47,378    $58,436    $48,359    $38,131   $27,441
Add: Interest expense...................     35,729     28,670     26,416     24,984    27,666
Subtract: Minority interest in income of
  subsidiaries which have not incurred
  fixed charges.........................       (214)         -          -          -         -
                                         -----------  --------- ---------  --------- ---------
    Earnings available for fixed charges    $82,893    $87,106    $74,775    $63,115   $55,107
                                         -----------  --------- ---------  --------- ---------
Combined fixed charges and preferred
  stock dividends:
  Interest incurred.....................    $57,118    $46,733    $40,647    $39,865   $39,380
  Preferred stock dividends.............     12,067     12,595      8,898      8,579     3,666
  Preferred stock redemption charge.....          -      1,876          -          -         -
                                         -----------  --------   ---------  --------- ---------
    Total combined fixed charges and
    preferred stock dividends...........    $69,185    $61,204    $49,545    $48,444   $43,046
                                         -----------  --------   ---------  --------- ---------
Ratio of earnings to combined fixed charges
  and preferred stock dividends(c)......       1.20      1.42(d)    1.51       1.30      1.28

____________

  Amounts disclosed for prior periods have been reclassified to conform to the current year presentation related to discontinued operations.

  Pursuant to SFAS 145, "Rescission of FASB Statement Nos. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections", in 2003 we reclassified the 2002 loss on early extinguishment of debt to continuing operations. In 2002, this loss was classified as an extraordinary item as previously required under SFAS 4, "Reporting Gains and Losses from Extinguishment of Debt". Amounts shown for 2002 have been adjusted to reflect this reclassification.

  For purposes of calculating the consolidated ratio of earnings to combined fixed charges and preferred stock dividends, earnings consist of earnings from continuting operations before income taxes, fixed charges and minority interest in income of subsidiaries which have not incurred fixed charges. Fixed charges consist of interest incurred (including amortization of deferred financing costs and capitalized interest) and preferred stock dividends.

  Ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2004 includes the effect of the preferred stock redemption charge pursuant to Emerging Issues Task Force Topic D-42. Excluding the impact of this charge, the ratio of earnings to combined fixed charges and preferred stock dividends for the year ended December 31, 2004 is 1.47.